

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Curtis Allen
Chief Financial Officer
Phoenix Energy One, LLC
18575 Jamboree Road, Suite 830
Irvine, California 92612

> **Re: Phoenix Energy One, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 28, 2025**
> **File No. 333-282862**

Dear Curtis Allen:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. Your disclosure regarding cash necessary to service required cash interest and principal payment obligations under your existing debt indicates that you expect your cash flows from operations "to be sufficient to service such obligations going forward". Expand this disclosure to address the following:

   • Clarify what you mean by the phrase "going forward";

   • Reconcile the statement regarding your expectations "going forward" with disclosure on page 2 indicating that, in 2025, you expect to have increased needs for additional capital in excess of cash flows from operating activities;

- Disclose that, as of December 31, 2024, you estimate that you will need to make approximately $749.3 million and $3,224.8 million in capital expenditures to develop all your proved and probable undeveloped reserves, respectively; and,

- Disclose the cumulative net estimated capital needed to be raised through 2028 per the annual cash flow analysis underlying your proved and probable undeveloped reserves as of December 31, 2024.

Prospectus Summary
Overview, page 1

2. We note your response to our prior comment 5. Revise your disclosure here to include the accumulated deficit for the years ended December 31, 2023 and 2024 and quantify your aggregate outstanding debt for the same periods.

Mandatory Redemption, page 11

3. We note your revised disclosure here and in the Risk Factors section in response to prior comment 11. Please revise your example at page 45 to clarify the operation of the 10% limit. Specifically, you describe an instance in which a manager, executive officer or their respective family member submits a redemption request (an "executive redemption request"). Please expand this discussion to address how a redemption request submitted by a holder that is not a manager, executive officer or their respective family member (a "non-executive redemption request") would affect the redemption limit available to an executive. Also, please address whether, depending upon the order in which executive redemption requests are received or processed relative to non-executive redemption requests, the redemption limit could rise to an aggregate of 20% (i.e., 10% for executives and 10% for non-executives); and how, if true, this scenario benefits your executives. Make appropriate clarifying revisions in the prospectus, as appropriate.

4. We note your revised disclosure in response to prior comment 12 that you will not as a general matter prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes. It remains unclear under what circumstances you would prioritize such requests. Revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
2025 Outlook, page 60

5. We note the production volumes appear to be presented in units of thousands of barrels, Mcf and Boe; however, the average daily production rate is presented in barrels of Boe per day. Please reconcile your disclosure to present the information using consistent units of measurement.

Business
Our Oil and Natural Gas Properties
Acreage Expirations, page 91

6. Please revise the disclosure of your expiring acreage to provide the gross and net acreage amounts. Refer to the requirements in Item 1208(b) of Regulation S-K.

Evaluation and Review of Estimated Proved and Probable Reserves, page 91

7. To the extent you disclose material additions to your proved and probable reserves, expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the requirements in Item 1202(a)(6) of Regulation S-K.

Oil, Natural Gas and NGL Reserves, page 93

8. Please expand your discussion of the changes in proved developed and undeveloped reserves to additionally address the changes that occurred in the year ended December 31, 2022.

Compensation Discussion and Analysis
Executive Compensation
2024 Summary Compensation Table, page 115

9. We note that you no longer identify as an emerging growth company. As Item 402(c) of Regulation S-K requires, please expand this table to provide three years of disclosure. See Item 402 of Regulation S-K and Instruction 1 to Item 402(c).

10. We note that Adam Ferrari's total compensation increased from $4452,423 in 2023 to $3,154,571 in 2024. Further, Curtis Allen's total compensation increased from $390,837 in 2023 to $1,567,500 in 2024. We also note that Adam Ferrari and Curtis Allen are entitled to receive a "variable revenue-based compensation tied to revenue targets" and that the increase in part was based on "the company's significant growth year over year." Please clarify the revenue targets and metrics used to measure the growth and determine revenue-based compensation for these individuals.

Index to Financial Statements
Notes to the Condensed Consolidated Financial Statements for the Year Ended December 31, 2024
Note 17- Segments, page F-35

11. You disclose other segment items include advertising and marketing expense, loss on sale of assets and impairment expense. However, the amount disclosed in the table for these items is zero. Please revise your disclosure.

Notes to the Consolidated Financial Statements
Oil and Natural Gas Reserve Information, page F-40

12. Please expand the separate disclosure of "Proved Developed Reserves" and "Proved Undeveloped Reserves" to additionally provide the net quantities for the initial year presented in the reconciliation, e.g. as of December 31, 2021. Refer to the requirements in FASB ASC 932-235-50-4.

April 21, 2025
Page 4

13.   Please revise or modify your disclosure of the capital expenditures incurred for the
acquisition and development of reserves in 2024, 2023 and 2022 to separately provide
the dollar amounts spent to convert proved undeveloped reserves to proved developed
status. Refer to the requirements in Item 1203(c) of Regulation S-K.

Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related
matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Chris Clark